Exhibit 7.1

América Móvil, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Thousands of Mexican pesos, Except Ratios

	2012 (Restated)		2013		2014
IFRS
Earnings:
Profit before income tax	Ps.	137,632,791	Ps.	105,367,219	Ps.	87,205,269
Plus:
Interest expense		26,846,386		32,189,161		33,134,918
Interest implicit in operating leases		700,366		816,338		849,904
Current period amortization of interest capitalized in prior periods		2,411,758		2,570,415		2,953,503
Less:
Equity interest in net income of associates		(761,361)		(36,282)		6,073,009

	Ps.	166,829,940	Ps.	140,943,133	Ps.	130,216,602

Fixed Charges:
Interest expense		26,846,386		32,189,161		33,134,918
Interest implicit in operating leases		700,366		816,338		849,904
Interest capitalized during the period		3,152,811		3,002,756		3,258,928

	Ps.	30,699,536	Ps.	36,008,255	Ps.	37,243,750

Ratio of earnings to fixed charges		5.4		3.9		3.5